________________________________________________________________________

Silver Dragon Resources Inc.

1121 Steeles Ave West, Suite 803

Toronto, Ontario, Canada

Tel.: (647) 286-8587 Fax: (416) 512-9992

Homepage: www.silverdragonresources.com

December 6, 2006

United States

Securities and Exchange Commission

Division of Corporation Finance

Washington DC

20549-7010

Attention:  Ryan Milne

Dear Mr. Milne:

Responses to the SEC letter dated September 21, 2006:

File No. 000-29657

Further to our letter dated October 16, 2006, we wish to elaborate on item 4 in our letter, which was in response to item 4 in your letter to us dated September 21, 2006, as follows:

4.            The classification and the description were incorrectly presented on the consolidated statement of cash flows, and should have been included in investing activities as a reduction to the "Investment in mineral rights".  The $425,030 represents 7,595,000 shares issued for services directly related to the investment in mineral rights, less 3,500,000 shares cancelled in the period.  The shares issued and cancelled for services are disclosed in Note 8 to the financial statements, Statement of Cash Flows Supplemental Disclosures".

Please advise if you require further clarification regarding this response, or if you have any further comments to be addressed.

Yours truly,

SILVER DRAGON RESOURCES INC.

Per:    /s/ Marc Hazout

            Marc Hazout -

            President and CEO

Copy:  SF Partnership LLP, Attention:  Eugene Aceti